July 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

Melissa Kindelan

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F. St., NE

Washington DC 20549-3628

Re:	Convergys Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 8-K
Filed March 9, 2010
File No. 001-14379
Schedule 14A
Definitive Proxy Statement
Filed March 11, 2010
Form 10-Q for Quarter Ended March 31, 2010
Filed May 5, 2010

Dear Ms. Kindelan:

This letter responds to comments contained in the Staff letter dated June 7, 2010, addressed to Mr. Earl Shanks, the Chief Financial Officer of Convergys Corporation (the “Company”) with respect to the above-referenced filings. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.	We note your response to prior comment 2, which indicates that you do not believe your projects are firm orders and therefore do not qualify as backlog as defined by Item 101(c)(1)(iii) of Regulation S-K. To the extent that project completions and/or newly obtained projects are expected to have a significant impact on the variability of your

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

revenues and results of operations, tell us how you considered including both a quantitative and qualitative discussion of such projects in MD&A. In this regard, while your response indicates that your contracts are cancellable by the client at any time during the implementation, phase; this should not preclude you from including a discussion regarding the impact of these projects on your operations. We refer you to Section III.B.1 of SEC Release No. 3448960.

Company Response

Section III.B.1 of SEC Release No. 3448960 provides that “one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business.” To do this, companies should “identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.”

In completing Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we discussed the key variables and factors most significantly impacting the historical and future performance of the business. In this regard, we believe we have provided the users of MD&A with management’s views on the three significant factors impacting the Company:

•

Our discussion on pages 17 and 21-22 of our Form 10-K for the year ended December 31, 2009, provides our view of the Customer Management business given existing and predicted client call volumes balanced by the impact of new business generated by our acquisition of Intervoice, Inc.

•

Our discussion on pages 17 and 23-24 of our Form 10-K for the year ended December 31, 2009 provides information regarding the current year and expected future year impact of the losses of two contracts in our Information Management segment that we believed to be significant.

•

Our discussion on pages 18 and 25-26 of our Form 10-K for the year ended December 31, 2009 provides discussion of actions taken by two large HR Management customers to eliminate future implementation obligations which drove our recognition of certain impairment charges. We also indicate in our discussion that we will not be signing any new HR Management outsourcing contracts with significant implementation risk, providing the users of MD&A with a clear view of Management’s future view of this business.

In addition, our discussion of our business outlook on page 28 provided on a segment basis incorporates our expectation of the impact of all anticipated or known project completions. We will continue to monitor our projects and contracts (both existing and newly obtained) and we confirm that we will provide discussion within MD&A in future filings as issues having, or likely to have, a significant impact on the variability of our revenues or results of operations are identified.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

2.	We note you provided additional disclosure on page 23 in the Form 10-Q for the fiscal period ended March 31, 2010 regarding the restructuring activities and the estimated cost reductions expected in 2010 as a result of the actions. Please tell us and further disclose in future filings the affect of the restructuring on future cash flows and liquidity

Company Response

As noted in question 2 above, our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2010 stated that “the restructuring actions taken will result in cost reductions in excess of $50 in 2010.” In our future filings beginning with our Quarterly report on Form 10-Q for the three- and six- month periods ended June 30, 2010, we will also include the following in the restructuring charges section of our MD&A: “The restructuring actions are expected to have a positive impact on cash flows in 2010 of approximately $20 to $25 million, reflecting the impact of the reduction in cash outflows from cost savings partially offset by the remaining severance and a portion of facility restructuring reserves. We do not believe that the impact on liquidity is material.”

Note 7. Deferred Charges, Deferred Revenue and Asset Impairment

3.	We note in your response to our comment 6A that the detail provided under request for confidential treatment does not tie to the total amounts included in your disclosures on Note 7. For example, you disclose on page 65 that $255.6 million of the 2009 charge was recorded within the costs of providing services and products sold caption. Also, your disclosures indicate that you capitalized $151.4 and $273.2 of client acquisition and implementation costs during fiscal 2009 and 2008, respectively, which does not agree to the information provided in Exhibit A to your response. Please reconcile the disclosures in Note 7 to the information provided in your response.

Company Response

The amounts disclosed in Note 7 of the Notes to Consolidated Financial Statements referenced above contain additional information not included in Exhibit A to our response to the Staff’s prior comment 6A.

The $255.6 million recorded within the cost of providing services and products sold caption disclosed on page 65 is comprised of the following:

(a) $128.7 million of deferred implementation costs expensed upon contract settlement and release of related deferred revenue pertaining to client C, as shown in Exhibit A to our prior response to comment 6C. These costs were not classified as an impairment in the Statement of Operations as they are costs related to revenue recognized in the same period;

(b) $81.9 million of implementation costs incurred in the current year in excess of termination for convenience fees related to client C. Exhibit A to our prior response to comment 6A contained only implementation cost activity impacting deferred charges previously capitalized on the balance sheet and therefore did not include these costs; and

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

(c) $45.0 million of contract settlement accruals for client E.

As Tickmark A in Exhibit A to our prior response to comment 6A indicated, we did not present implementation-related charges that were not capitalized on the balance sheet (i.e. costs incurred and expensed in the same reporting period). Such costs must be added to deferred costs per Exhibit A to reconcile to amounts reported within the consolidated financial statements. A reconciliation of amounts provided in our consolidated financial statements and amounts previously provided to the Staff within Exhibit A follows:

	2009	2008
Exhibit A (amounts capitalized)	$69.7	$209.4
Implementation costs (current year) in excess of termination for convenience fees	81.9	63.8
Other	0.2	—

Consolidated financial statements	$151.4	$273.2

4.	Please clarify to which contract the implementation costs in excess of termination convenience fees related and tell us how such costs are reflected in the information provided in Exhibit A to your response. Also, you indicate that the company does not believe it is appropriate to accrue expected losses on executory contracts due to lack of authoritative guidance that specifically provides for the recognition of such losses. Please describe any accounting guidance you considered in your analysis, but rejected. In this regard, tell us how you considered the guidance in ASC 605-20-25-6 and 605-35-25-45. Further, while your impairment substantially related to HR Management contracts, tell us whether your accounting for client acquisition and implementation costs also impacts your customer management and information management segments.

Company Response

As discussed in our response to comment 3, above, the implementation costs incurred in the current year in excess of termination for convenience fees and related to client C. Our Exhibit A to our prior response to comment 6A contained only implementation cost activity impacting deferred charges previously capitalized on the balance sheet and therefore did not include these costs.

We believe that a liability generally should not be recognized for expected losses on executory contracts except when an arrangement is within the scope of authoritative literature that specifically provides for the accrual of such losses. Authoritative literature that requires the accrual of such losses includes, but may not be limited to, the following:

•	A firm purchase commitment for goods or inventory subject to ASC 330-10 (formerly ARB 43.4).

•	Contracts within the scope of ASC 605-35 (formerly SOP 81-1).

•	An operating lease that is subleased subject to ASC 840-10 (formerly FAS 13), ASC 840-20 and 840-30 (formerly FTB 79-15), or ASC 410-10 (formerly FAS 146).

•	Certain other executory contracts subject to ASC 410-10 (formerly FAS 146).

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

•	An insurance contract with a premium deficiency subject to ASC 944-20 (formerly FAS 60).

•	Certain derivative contracts within the scope of ASC 815-10 (formerly FAS 133).

•	Losses on arrangements accounted for pursuant to ASC 985-605 (formerly SOP 97-2).

We also considered the guidance set forth in ASC 605-20-25-6 and ASC 605-35-25-45 and do not believe that either is applicable to the services we provide under the terms of the executory contracts with our customers. As it relates to ASC 605-20-25-6, a product maintenance contract is an agreement to perform certain agreed-upon services to maintain a product for a specified period of time. There is no such underlying product with respect to the service contracts of our HR Management business (any implemented software remains the possession of the Company). In this manner, the client does not derive benefit from the implementation itself, but rather from the underlying services that are delivered once the systems and processes are launched.

As it relates to ASC 605-35-25-45, our outsourced service contracts do not fall within the scope of ASC 605-35 (formerly SOP 81-1). At the 2002 AICPA National Conference on Current SEC Developments, the SEC staff emphasized that, in its view, long-term service contracts are not within the scope of SOP 81-1. The SEC staff pointed to the guidance in footnote 1 of SOP 81-1, which specifically excludes service transactions (defined by the FASB’s 1978 Invitation to Comment, Accounting for Certain Service Transactions as “a transaction between a seller and a purchaser in which, for a mutually agreed price, the seller performs, agrees to perform at a later date, or agrees to maintain readiness to perform an act or acts, including permitting others to use enterprise resources that do not alone produce a tangible commodity or product as the principal intended result”) from the scope of SOP 81-1, with certain limited exceptions (such as contracts to provide services essential to the construction or production of tangible property).

The Emerging Issues Task Force (EITF) deliberated the accounting for expected losses on executory contracts from both the purchaser and seller’s perspective in EITF 99-14 and EITF 00-26, but was unable to reach a consensus on either issue. Because no consensus was reached, the views expressed in the respective issue summaries and minutes are not relied on or referenced as authoritative guidance.

We understand there is diversity in practice related to the accounting for expected losses on executory contracts when such contracts are not within the scope of specific authoritative literature. Some believe that such losses should be recognized based on an analogy to ASC 450 (formerly FAS 5). Others believe that expected losses may be recognized prior to the losses being incurred based on analogies to the asset impairment guidance in (ASC 350 (formerly FAS 142) or ASC 360 (formerly FAS 144).

We believe the recognition of expected losses from executory contracts by analogy to FAS 5 is inconsistent with the earnings process concept because losses are recognized before performance occurs. The general revenue recognition framework, as provided in Topic 13, “Revenue Recognition,” is derived from the “earnings process” concept in Statement of Financial Accounting Concepts No. 5. Pursuant to the earnings process accounting model,

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

contractual assets and liabilities from executory contracts generally remain unrecognized prior to performance (that is, expected losses are not accrued under executor contracts). Conversely, for example, the recognition given to payments made in advance of products being delivered or services being performed (i.e., a prepaid asset) is consistent with the earnings process concept because partial performance has occurred by one party to the contract. In this manner, deferred implementation costs represent the definition of an asset under Statement of Financial Accounting Concepts No. 6 as the underlying implementation infrastructure (a) embodies a probable future benefit to the Company through its contribution to future net cash inflows, (b) remains the property of the Company who retains legal enforceability to claim future benefits under the contract, and (c) is the product of a transaction with a customer that has already occurred. In addition, we believe the impairment provisions of FAS 142 and FAS 144 only apply to recognized assets and, as a result, analogies to these standards are not appropriate for unrecognized assets under executory contracts.

Our accounting policies for client acquisition and implementation costs as discussed on pages 65 and 66 of our Form 10-K for the year ended December 31, 2009 are also applied to our information management segment, although to a much lesser extent. Deferred charges at March 31, 2010 for the information management segment totaled approximately $30 million. Our accounting for client acquisition and implementation costs does not have a material impact to our customer management segment.

5.	In your response to our prior comment 6F, you state you capitalize all direct and incremental multiple-element costs by analogy to ASC 310 to the extent recovery of the costs are probably. You further state that you follow the guidance provided by ASC 360 to determine whether an impairment exists. However, it is still unclear why you did not record the impairment of the deferred charges to cost of revenues and how you determined that these costs differ from other costs incurred on your client projects that were recorded in cost of revenues (i.e. implementation costs in excess of termination for convenience fees and amortization of capitalized costs). Please provide further explanation to support your classification of the impairment charges. Also, tell us what other accounting guidance you considered in determining the appropriate classification for such expense and specifically tell us how you considered the guidance in ASC 985-705-25-1.

Company Response

As described under the heading “Revenue Recognition” and “Deferred Charges” within Note 1 to our consolidated financial statements included in our 2009 Form 10-K, the Company recognizes previously capitalized implementation and set-up activity costs ratably over the life of the arrangements as costs of providing service and products sold. We believe that such classification is consistent with ASC 985-705-25-1 (reference by analogy as the customer is not purchasing the software and derives no benefit from the implementation itself; rather the customer is receiving the benefit from the underlying services that are delivered once the systems and processes are launched). Implementation costs incurred in the current year in excess of termination for convenience fees are recognized as costs of providing service and

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

products sold within our income statement in the period incurred. We believe classification of these as costs of revenues is appropriate as the costs directly support revenue generating activity (i.e., the costs are recognized in the period they provide benefits).

Deferred amounts are periodically evaluated for impairment or when circumstances indicate a possible inability to recover their carrying amounts. In the event these costs are not deemed recoverable, the Company follows the guidance in ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether an impairment exists. Impairment charges of amounts previously capitalized are recognized separately on the face of the income statement. We believe such classification is consistent with ASC 360-10-50-2. In this manner, we note that the scope of ASC 360 includes “long-term prepaid assets” as set forth in ASC 360-10-15-4, which we believe to be analogous to capitalized implementation costs. We believe the impairment model is appropriate as the recognition event driving an impairment assessment under ASC 360 is unrelated to the revenue recognized in the reporting period, but rather relates to an assessment that a portion of the deferred implementation costs no longer embody a probable future contribution to future net cash inflows.

ASC 360-10-50-2 requires that all of the following information be disclosed in the period in which an impairment loss is recognized:

1)	“A description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment

2)	If not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement or the statement of activities that includes that loss

3)	The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique)

4)	If applicable, the segment in which the impaired long-lived asset (asset group) is reported under Topic 280.”

Consistent with these requirements, we have elected to separately present impairment charges on the face of the statement of operations.

It is also important to note that the classification has no bearing on any sub-total or total within our statement of operations. In addition, costs such as the impairment associated with our HRM business have been classified as a discontinued operation beginning with our condensed consolidated financial statements for the interim period ending March 31, 2010 (applied on a retrospective basis).

Note 8. Debt, page 66

6.	In the effort to clarify your disclosures and in consideration of your response to our previous comment 7, please confirm that in future filings you will disclose the estimated fair value of the equity component gross of the tax impact as well as the deferred tax liability recorded. Also, confirm that you will further clarify that the discount will be amortized over the expected life of a similar liability without a conversion feature, which the company has determined to be the contractual maturity of the debt instrument.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

Company Response

We confirm in future filings we will disclose the estimated fair value of the equity component at the time of issuance of $36.0. We will also separately present the current period ending balance of the deferred tax liability remaining. We further confirm we will clarify in future filings that the discount will be amortized over the expected life of a similar liability without a conversion feature, which we have determined to be the contractual maturity of the debt instrument, consistent with conclusions reached in valuing the debt component at inception.

Cellular Partnerships, page 81

7.	We note in your response to prior comment 8 where it appears that you calculated the significance test of Rule 1-02(w) of Regulation S-X for your cellular partnership interests on a combined basis. Please provide a separate analysis pursuant to Rule 3-09 of Regulation S-X each of your cellular partnership investments. Also, with regards to the calculations previously provided, please note the following:

•

The income test of Rule 1-02(w)(3) of Regulation S-X should be based on income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle and not on your operating income as indicated in your response;

•	Averaging of the company’s pre-tax income for the last five years is not allowed since you reported a net loss in the most recent year; and

•

Because the company (but not both the company and the equity investee) incurred a loss during the year, the equity in the income of the tested investees should be excluded from the company’s consolidated income for purposes of this computation.

Please revise your calculations to comply with the guidance as provided in Rule 1-02(w) of Regulation S-X.

Company Response

We have revised and provided below the significance calculations in accordance with Regulation S-X, Article 1, Rule 1-02(w) separately for each of our cellular partnership investments. Based on revised calculations, we have concluded that our partnership interest in one investment exceeds the threshold for “significant” for 2009. Although our prior response to the Staff’s comment requested a waiver of the requirement to file audited financial statements for this partnership, the Company has now concluded that it will not pursue the waiver. We have worked with the general partner to accelerate the completion of the required audit, have completed this audit and anticipate filing the audited financial statements in an amendment to our 2009 Form 10-K prior to the filing of our quarterly report on Form 10-Q for the three and six months ended June 30, 2010.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

Regulation S-X, Article 1, Rule 1-02(w) indicates that ordinarily, if income in the most recent year is within 10% of the average of the prior five years, equity income is compared to current year income from continuing operations before tax to determine if the significance threshold was met. However, if income in the most recent year is outside of this average, the average is utilized as the denominator to evaluate the significance of current year equity earnings. A summary of income from continuing operations before tax and of our equity earnings for the prior 5 years is as follows:

	Income before tax as reported	Equity Earnings in Cellular Partnerships
2009	(117.6)	41.0
2008	(163.9)	35.7
2007	245.6	14.3
2006	244.6	11.8
2005	213.4	12.4

Although the 2009 net loss is more than 10% lower than the average of the prior five years, we believe the Securities and Exchange Commission maintains a literal interpretation to computational note 2 which states that “If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower…” As we experienced a 2009 pre-tax loss, the SEC does not allow for five year averaging.

When dealing with a loss year, computational note 1 within Regulation S-X §201.1-02(w) indicates that equity in the income or loss of the equity method investee should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation. We therefore believe that the denominator for evaluating significant for 2009 is as follows:

2009 loss from continuing operations as reported	($117.6)
2009 equity earnings in cell partnership A	39.4

2009 loss from CO before tax excluding equity method earnings for partnership A	($157.0)

2009 loss from continuing operations as reported	($117.6)
2009 equity earnings in cell partnership B	1.6

2009 loss from CO before tax excluding equity method earnings for partnership B	($119.2)

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

The absolute value of the pre-tax loss excluding equity method earnings is then compared to equity method earnings as follows:

2009 equity earnings in cell partnership A	$39.4
Absolute value of 2009 loss from CO before tax excluding equity method earnings for partnership A	$157.0

Ratio	25.10%
Conclusion of significance in accordance with Regulation S-X, Article 1, Rule 1-02(w)	Significant

2009 equity earnings in cell partnership B	$1.6
2009 loss from CO before tax excluding equity method earnings for partnership B	$119.2

Ratio	1.34%
Conclusion of significance in accordance with Regulation S-X, Article 1, Rule 1-02(w)	Not Significant

Based upon the revised calculations, we have concluded that the equity method earnings for partnership A meet the definition of “significant” for 2009.

8.	We note your request for relief from the requirements of Rule 3-09 of Regulation S-X to include audited financial statements for your equity investees. We have forwarded your request to the Division of Corporate Finance Office of Chief Accountants for further considerations.

Company Response

As indicated in our response to question 7, above, we intend to file a Form 10-K/A including the audited financial statements of the cellular partnership A in accordance with Rule 3-08 of Regulation S-X prior to the filing of our Form 10-Q for the quarter ended June 30, 2010.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on Schedule 14A, filed March 11, 2010

Compensation Discussion and Analysis

Benchmarking Process, page 23

9.

We note that your compensation program is benchmarked against a peer group and that your compensation committee typically sets base salaries, annual incentive target compensation and long-term incentive target compensation within 15% of the 50th percentile for each individual executive. However, your discussion of the various elements of compensation, for example base salary, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. In your future filings, please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variation.

Company Response:

In our future filings we will provide more detail on how the Committee uses benchmark data in setting base salaries, annual incentive target compensation, and long-term incentive target compensation. We will expand future disclosure to discuss any material variations from our stated guideline of maintaining pay competitiveness within a 15% range below or above competitor 50th percentile pay practices.

Total Compensation Philosophy and Mix of Compensation, page 24

10.	You state that your compensation mix for your named executive offices is designed so that as an executive’s level of responsibility increases, a greater portion of total compensation is at risk and tied directly to the company’s long-term performance and have included a table for the 2009 target compensation mix. Please tell us, and with a view toward future filing, how the compensation committee actually determined the 2009 compensation mix for each named executive officer. As an example, we note that Mr. Dougherty’s total compensation mix of 65% base salary, 0% short-term incentives and 35% long-term incentives varied from the targeted compensation mix of 22% base salary, 25% short-term incentives and 53% long-term incentives. Explain why actual determinations with respect to the total compensation mix were allocated with respect to each named executive officer.

Company Response:

The Committee sets the targets for each compensation element based on the competitive market analysis described in comment 9 above. The Committee has the discretion to exercise independent judgment in setting pay beyond competitive peer data, but did not do so in this case. The Committee strives to achieve a balance between the fixed element (base salary) and the performance-based variable elements (annual incentive and long-term incentive) to maximize focus on performance goals that will assure organizational success. In the last five years, the Committee has placed more emphasis on the variable compensation elements and placed more of a named executive officer’s pay at risk. In future filings, we will emphasize the point that each compensation element is considered both as a freestanding pay element and how it works as a companion to the other compensation elements in maintaining market competitiveness.

Actual paid base salary will not vary from the target established, as this element is fixed. There will generally be wide variation between the target mix and actual paid mix as the

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

other two elements (annual incentive and long-term incentive) are paid only when performance goals and outstanding results are achieved. Mr. Dougherty’s actual paid compensation mix varied from his target mix as performance lower than threshold goal resulted in no annual incentive payout and a reduced long-term incentive payout. Mr. Dougherty’s below target compensation was based on the Company’s lower than expected results and his lower than expected personal performance.

Explanation of Compensation Components

Base Salaries, page 25

11.	We note that Ms. Ayers did not receive a 2009 base pay increase, but instead received a merit increase, effective January 1, 2010, based on her outstanding leadership of the Customer Management business. Please ensure that you address the circumstances that lead to the grants of merit increases to your named executive officers during the fiscal year. Include substantive analysis and insight into why and how merit increases fit into your overall compensation practices.

Company Response:

The Committee uses the terms “base pay increase” and “merit increase” interchangeably. In future filings, we will provide a more detailed discussion of the performance factors that warrant merit pay increases. In Ms. Ayers’ case, the disclosure provided on page 27 of our Definitive Proxy Statement documenting the payout from the Annual Incentive Plan should have been included in this merit pay discussion. In addition, Ms. Ayers’ is one of the Company’s top performers; she leads our most critical line of business and market data and analysis provided by F. W. Cook indicated her base pay was low compared to our peer group competitors.

Individual Performance Category, page 26

12.	It appears from your disclosure that individual performance was also considered in setting compensation levels; however, you have not included a discussion of how individual performance actually affected compensation for each of the named executive officers. In your future filings, please expand your disclosure to address the extent to which target or maximum levels of performance goals were achieved and how achievement of corporate and individual performance objectives resulted in specific payouts under the plan. We note that Mssrs. Dougherty and Shanks were excluded from participation in the Annual Incentive Plan award and received no payout. We further note that your CEO, with the compensation committee’s approval, has discretion to adjust the individual performance component of a named executive officer’s annual incentive award to an amount within +/- 25 percent. Please state whether discretion was exercised to reduce or increase the size of any award or payout to your named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

Company Response:

In future filings we will clearly state whether discretion was exercised in determining annual incentive awards. In 2009, no CEO or Committee discretion was used in determining the specific annual incentive payout for any of the named executive officers. Messrs. Dougherty and Shanks received no annual incentive payout based on the Company’s overall performance and their achievement level of individual goals. The other three named executive officers (Ms. Ayers and Messrs. Boyce and Lento) received annual incentive payouts based on the performance of their lines of business and no discretion was exercised (see discussion page 27).

In future filings, we will expand the base salary and long-term incentive discussions to include disclosure similar to that included for the annual incentive plan on page 27.

Long-Term Incentives, page 28

13.	We note that you granted time-based restricted stock units to certain named executive officers in “limited” circumstances. Please include a more detailed discussion that provides substantive analysis and insight into how determinations are made to grant time-based restricted stock units in those limited circumstances you refer to.

Company Response:

In 2009, three of our named executive officers (Ms. Ayers and Messrs. Boyce and Lento) received retention Time Restricted Stock Units (TRSUs). Messrs. Dougherty and Shanks were not included in this award. The three named executive officer recipients lead critical lines of business for the Company and were considered “at risk” during the extraordinary economic events of late 2008 and early 2009. Improvements in our Customer Management and Information Management lines of business and delivery of enhanced revenue to the Company were, and continue to be, critical to our success. F. W. Cook provided detailed data and analysis relative to the competitive market positioning of the three named executive officer recipients and recommended that their long-term incentive opportunity lagged that of direct competitor executives in similar roles.

Form 10-Q for Fiscal Period Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

14.	Please explain the facts and circumstances that lead to the $13 million reduction in litigation reserve during the first quarter of fiscal 2010. Tell us which specific litigation this relates to and tell us the amount of accrued liability remaining for such litigation. Also, tell us how you considered providing more robust disclosures within MD&A with regards to this amount.

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

July 20, 2010

Company Response:

The response to this question was furnished in a Confidential Treatment Request delivered to the commission contemporaneously with this letter.

15.	We note that the higher tax rate for the three months ended March 31, 2010 is due in part to additional expense related to the healthcare reform bill that was passed during the quarter. Please quantify the impact this bill had on your current tax provisions and describe further the specific aspects of your current healthcare benefit plans to which this adjustment relates.

Company Response

As a result of the Patient Protection and Affordable Care Act, Convergys recognized an additional $855,000 in tax expense during the three months ended March 31, 2010. This incremental expense is the result of the elimination of the tax deductibility of retiree health care costs to the extent of federal subsidies received by plan sponsors that provide retiree prescription drug benefits that are at least actuarially equivalent to the benefits under Medicare Part D coverage. The amount of subsidy receivable subject to revaluation due to the change in tax law was $2.3 million.

*    *    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 513-723-6565

Sincerely,

/s/ Earl Shanks
Earl Shanks
Chief financial Officer
Convergys Corporation

Cc:	Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED

BY CONVERGYS CORPORATION